Daniel K. Donahue
Tel 949.732.6500
Fax 949.732.6501
donahued@gtlaw.com

August 24, 2015

141807.010700

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn: Katherine Wray, Attorney-Advisor

Re:	Mobivity Holdings Corp. Registration Statement on Form S-1 Filed April 30, 2015 SEC File No. 333-203751

Dear Ms. Wray:

On behalf of our client, Mobivity Holdings Corp., a Nevada corporation (the “Company”), we are responding to the comment letter issued by the staff of the Commission (the “Staff”) to Christopher Meinerz, Chief Financial Officer of the Company, dated July 22, 2015 on the Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (“Registration Statement”).  Concurrent with the filing of this letter, the Company is filing with the Commission an Amendment No. 2 to the Registration Statement (“Amendment”).  The Amendment has been prepared in response to Staff’s comment letter dated July 22, 2015, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

General

1.
Based on our call with your counsel on July 22, 2015 to discuss your responses to prior comments 2 and 3, we understand that you will file post-effective amendments to the registration statements on Form S-1 (File Nos. 333-190692 and 333-196084) to remove from registration any shares that remained unsold at the termination of the offerings registered thereby.

Response: Please be advised that the Company has filed the post-effective amendments to the registration statements on Form S-1 (File Nos. 333-190692 and 333-196084) to remove from registration any shares that remained unsold at the termination of the offerings registered thereby.

2.
We refer to your registration statement on Form S-1 (File No. 333-190692), which was declared effective on August 29, 2013 and which contained your audited financial statements for the fiscal year ended December 31, 2012.  We also refer to your registration statement on Form S-1 (File No. 333-196084), which was declared effective on July 30, 2014 and which contained your audited financial statements for the fiscal year ended December 31, 2013.  It appears that you should have updated the audited financial statements in the prospectuses pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended, by filing post-effective amendments to the registration statements. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) accompany or precede the confirmation of the sale of a security.  Please advise whether any offers or sales were made pursuant to either of these registration statements during the period in which the audited financial statements contained therein were not current.  If so, please provide us with a legal analysis addressing your compliance with Sections 5 of the Securities Act.

Response: Please advised that this firm has searched the transfer records for the common stock of the Company maintained by the Company’s transfer agent, VStock Transfer, LLC, and has determined that no shares of common stock of the Company were transferred pursuant to prospectuses made part of the above-mentioned Registration Statements on Form S-1 (Files No. 333-190692 and 333-196084) during the periods in which the audited financial statements contained therein were not current under Section 10(a)(3) of the Securities Act of 1933.

GREENBERG TRAURIG, LLP ■ATTORNEYS AT LAW ■WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■Irvine, California 92612 ■Tel 949.732.6500 ■Fax 949.732.6501
OC 287445336v1

Securities and Exchange Commission
Division of Corporation Finance
August 24, 2015

3.
Further to prior comment 1, it appears that the number of shares you are seeking to register for resale continues to differ from the total “Maximum Number of Shares Offered” as set forth in the selling stockholder table. In this regard, disclosure throughout the filing states that you are seeking to register the resale of up to 30,104,417 shares of common stock, but the total maximum number of shares offered as reflected in the selling stockholder table beginning on page 13 appears to equal 29,096,756. Please revise or advise..

Response: After removing shares of common stock from the schedule of selling stockholder in accordance with comment below, the correct number of shares registered by way of the Registration Statement is 26,651,321. The Amendment has been revised throughout to reflect the correct number.

Risk Factors, page 2

4.
In addition, to the extent that sales have occurred pursuant to your prior registration statements or you are otherwise aware of changes in share ownership of selling securities holders, please update your filing to reflect the aggregate number of shares currently to be offered for resale under the registration statement, and revise your selling stockholder table and related disclosure, as necessary, to reflect any changes in the identities of, or number of shares offered by, the selling stockholders.

Response: The Amendment, including the schedule of selling stockholders, has been updated and revised as requested.

The Company has endeavored to fully respond to the Staff's comments set forth in its letter dated July 22, 2015.  Thank you in advance for your review.  Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours, /s/ Daniel K. Donahue Daniel K. Donahue

cc:           Mobivity Holdings Corp.
M&K CPAS, PLLC

GREENBERG TRAURIG, LLP ■ATTORNEYS AT LAW ■WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■Irvine, California 92612 ■Tel 949.732.6500 ■Fax 949.732.6501
OC 287445336v1